EXHIBIT 99.1

FreeSeas to Webcast Annual Meeting of Shareholders

PIRAEUS, Greece, Aug. 19, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, today announced that the Company will webcast its Annual Meeting of Shareholders on September 17, 2009.

Details of Annual Meeting

 Date:      Thursday, September 17, 2009
 Location:  Athens Ledra Marriott Hotel
            115 Syngrou Avenue
            Athens, 11745 Greece
 Phone:     +30 210 9300000
 Fax:       +30 210 9358603
 Time:      15:00 Greek time, 08:00am EST time

Shareholders of record as of the close of business on August 14, 2009 will be entitled to vote at the meeting. Shareholders should call the Company's proxy solicitor, Morrow & Co., LLC, at (800) 662-5200 with questions related to voting their proxy.

Annual Meeting Webcast

The Annual Meeting will be broadcast live over the Internet via the Investor Relations section of the Company's web site at www.freeseas.gr. To listen to the live webcast please go to the website at least 15 minutes early to register, download and install any necessary audio software.

If you are unable to listen live, the Annual Meeting will be archived on the Investor Relations section of the Company's web site.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com